UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES


                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                             MICRON SOLUTIONS, INC.
                     --------------------------------------
                 (Name of Small Business Issuer in its Charter)



        Nevada                                                    86-0577075
-----------------------------------                            ---------------
(State of other jurisdiction                                   (I.R.S. Employer
of incorporation or                                          Identification No.)
organization)


 8361 E. Evans Road, Suite 105, Scottsdale, AZ                          85260
-----------------------------------------------                        ------
(Address of principal executive offices)                              (Zip Code)



Issuer's Telephone number:   (480) 607-7243
                            ---------------



Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share

                                (Title of Class)

PART I

--------------------------------------------------------------------------------
ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

(a)      Business Development

         MICRON SOLUTIONS, INC. (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on September 5, 1997. On December 4, 1997, Shillelagh Ventures Chartered ("Shillelagh"), a Utah corporation, was acquired by the Company through a merger.

         Shillelagh was originally incorporated under the laws of the State of Utah on January 18, 1974 under the name of Northwestern Construction Company ("Northwestern"). Northwestern became a publicly-held company on August 27, 1976 through a distribution of 24,000 shares of its common stock to the stockholders of World Electors, Inc. On January 28, 1987 it changed its name to Shillelagh Ventures, Chartered.

         On April 15, 1987 Shillelagh offered 5,000,000 shares of its common stock through a Private Placement Memorandum. On June 10, 1988, the Company offered a maximum of 1,625,000 units and a minimum of 900,000 units consisting of one (1) share of common stock and one (1) Class A Warrant per Unit. The Company filed a Registration Statement on Form S-18 with respect to the Units of the Company offered.

         Shillelagh was a reporting company, filing under Commission file number 0- 17268. To management's knowledge, the last filing made on Shillelagh's behalf was a Form 10-Q filed in the first quarter of 1989. At that time, Shillelagh was a start-up company which intended to engage in the satellite communications business and the leasing of related and other equipment. Some time after that date, Shillelagh became inactive. In July of 1992, Shillelagh's charter was revoked by the State of Utah and the Company was involuntarily dissolved.

         Having learned that the Company had been dissolved and abandoned by past management, a group of shareholders sought to have Shillelagh's charter reinstated in 1997. In that regard, a petition to reinstate Shillelagh's charter was filed in the Third District Court in Salt Lake County, State of Utah on April 28, 1997. On August 12, 1997, the Third District Court entered an order reinstating the Company's charter. The shareholders then installed new management.

         New management entered into a merger agreement with Micron Solutions, Inc., a Nevada corporation on September 9, 1997. Micron was incorporated on September 5, 1997 for the purpose of this merger. At the time of the merger, Shillelagh had an authorized capitalization of 10,000,000 shares of common stock, having a par value of $0.005 per share, of which 9,908,002 shares were issued and outstanding. At that same time, Micron had a capitalization of 100,000,000 shares of common stock, having a par value of $0.001 per share, of which 1,000 shares were outstanding. Micron, the Nevada corporation, was the surviving corporation.

         Currently, the Company has a capitalization of 100,000,000 shares of common stock with a par value of $0.001 per shares, of which 1,982,600 shares are issued and outstanding. The Company currently has 404 shareholders.

(b)      BUSINESS OF THE ISSUER

(1)      Principal Products and Services and Their Markets

         The Company provides specialized services directed to the investment community but available to the general public through the internet. Revenue is derived by clients willing to pay for specific information as to their investment holdings as follows:

         By accessing internet web-sit STOCKTRACING.COM (a domain name owned by Micron Solutions, Inc.), a potential client can have any stock certificate (old, new or obsolete) researched for current status and value. The service is designed to inform holders of certificates of stock in companies that have merged, changed names, been bought out of failed, etc. whether there is any current value attached to their certificates. The fee for a search in this category is $30.00. Should the client have a certificate of value, the company will process it for an additional fee at the owner's discretion.

         The Company is also the owner of the domain name LOSTSTOCKHOLDERS.COM and is developing a web-site for the purpose of listing shareholders of publicly listed companies that have been classified as lost, missing, dormant, etc. Access to the web-site and search by name of record will be free of charge, however, additional information as to value, company name, along with how and where to collect any property will be furnished for a fee of $50.00 along with proper shareholder identification.

         The Company plans to develop and/or acquire other businesses when the opportunity becomes available.

(2)      Distribution Methods

         The Company intends to market its products and services through direct mailings and through the maintenance of an Internet website which describes such services and products.

(3)      Status of Publicly Announced New Products or Services

         To date, the Company has not publicly announced the availability of its services or products.

(4)      Competitive Business Conditions

         There are several corporations engaged in the type of business activities contemplated by the Company. Those entities are presumed to be more experienced and to possess substantially greater financial, technical and personnel resources than the Company. While the Company hopes to be competitive with other similar companies, there can be no assurance that such will be the case.

(5)      Suppliers

         The Company intends to contact all listed public companies in an effort to create a large database for its web-site LOSTSTOCKHOLDERS.COM. With regard to the web-site STOCKTRACING.COM, the Company is in possession of books and publications that provide the research needs to satisfy most inquiries. Other needs can be obtained from governmental offices and public libraries.

(6)      Customer Dependence

         The Company does not have a base of customers. Management anticipates that the demand for its services will come primarily from the general public.

(7)      Intellectual Property

         The Company regards its trade secrets and similar intellectual property as valuable to its business, and will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of its intellectual property. The Company expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company.

(9)      Effect of Governmental Approval and Regulation

         Government Regulation and Legal Uncertainties. The company is subject to various laws and governmental regulations applicable to business generally. The Company believes it is in compliance with such laws and that such laws do not have a material impact on its operations. In addition, although there are currently few laws or regulations directly applicable to access to or commerce on the Internet, due to the increasing popularity and use of the Internet, it is possible that more stringent consumer protection laws and regulations may be adopted with respect to the Internet covering issues such as participant privacy, pricing, intellectual property, information security, anti-competitive practices, the convergence of traditional channels with Internet commerce, characteristics and quality of product and services and the taxation of income or gross receipts. The enactment or enforcement of such federal or state laws or regulations in the future may decrease the demand for the Company's products and services, increase the Company's costs, or otherwise have an adverse effect on the Company's business, prospects, financial condition or operating results. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, libel and personal privacy is uncertain, may take years to resolve and could expose the Company to substantial liability for which the Company might not be indemnified by content providers or other third parties. Any such new legislation or regulation or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, prospects, financial condition or operating results.

(10)     Research and Development

         The Company has not engaged in any research or development in the last two years.

(11)     Cost of Environmental Regulation

         The Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

(12)     Employees

         As of the date of this filing, Micron had 2 full-time and no part time employees. These two employee are the officers and directors of the Company. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. The Company expects the number of employees to grow over the next twelve months as sales personnel and shareholder tracing personnel are added.

(c)      Reports to Security Holders

         To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements if audited financial statements are required.

         Prior to the filing of this Form 10-KSB, the Company has not filed reports with the Securities and Exchange Commission since 1989. Management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC- 0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

(d)      Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of their facilities. All of the Company's computer systems are new and have been year 2000 compliant from their acquisition. The Company keeps current with all updates and revisions with all software the Company currently use. It is anticipated that the software updates reflect required revisions to accommodate transactions in the year 2000 and thereafter. Though it is not anticipated that the Company will have a problem at the turn of the century, the Company intends to coordinate the resolution of any year 2000 problems with the vendors of the software the Company utilizes.

State of Readiness

         The Company does not anticipate any problems in dealing with year 2000 issues. All of the Company's computer systems have been acquired within the last year and are year 2000 compliant. In this regard, the Company uses computers
(PCs) owned by management. All such systems have computer processors capable of properly recognizing dates past 1999. The Company's computer systems are used primarily for word processing, bookkeeping and Internet communications. The Company keeps current with all updates and revisions of all software used in connection with the Company's business. The Company's current word processing accounting and Internet communications software is year 2000 compliant. From an internal standpoint, the Company is year 2000 ready. Indeed, the Company has made the year 2000 transition without any problems.

         The Company's business may be impacted by the year 2000 readiness of third parties with whom the Company has a material relationship. Such parties include banks, telephone companies, attorneys, accountants and transfer agents. The Company has made inquiry of its transfer agent, Nevada Agency and Trust Company, its attorneys and its accountant regarding their year 2000 readiness. All of the Company's attorneys, its accountant and its transfer agent are year 2000 compliant. Larger vendors, such as banks and telecommunications companies, have represented themselves as year 2000 compliant. However, the Company has expience no year 2000 related problems since the turn of the new year.

Costs of Year 2000 Issues

         The Company's costs of remediating any year 2000 issues has been inconsequential. Such costs total no more than a few thousand dollars and have been borne by the members of the Company's management which own the computer systems the Company uses. Indeed, the general need to upgrade and replace computer systems was more of a factor in recent computer hardware and software acquisitions than the year 2000 was in connection with the computer systems the Company uses.

Year 2000 Issues, Risks and Contingency Plans

         The most reasonable worst case scenario the Company faces as a result of year 2000 issues is the failure of third party service providers, such as banks or telecommunications companies, failing as a result of their failure to properly remediate any year 2000 problem they may have. If that happens, the Company will deal with service providers who have not failed to remediate their year 2000 issues. Management does not anticipate that the costs of changing such third party service providers will be significant.

--------------------------------------------------------------------------------
ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------


         The  Company  has  not  had   revenues  in  the  last  two  (2)  years.
Accordingly, management's plan of operations follows:

Plan of Operation

         During the second quarter of 2000, management intends to organize the Company's operations. This includes drafting promotional materials and sending such materials to prospective clients. Management also plans to create a website for the promotion of the Company's business.

         Management already has obtained facilities and basic office equipment in connection with its initial operations. The Company's operating office is located at 8361 East Evans Road, Suite 105, Scottsdale, Arizona 85260. The Company's office equipment is minimal, but is sufficient for the Company's initial operating needs.

         During the six (6) months which follow the filing of this Form 10-SB, management intends to contact potential clients and otherwise advertise and promote the Company's services. Such advertising and promotion shall include maintenance of the Company's website, direct mailings to potential corporate clients, and telephone contact with such potential clients. In this fashion, management intends to build a base of clients.

         Management does not anticipate revenues which will fully support the Company's expense needs for a period of six (6) months from its initial operations. During that time, the Company's officers and directors intend to use personal funds to cover the Company's expenses. In this regard, management anticipates that the Company's operating expenses for the first full year of operations will be approximately $38,000. Officers and directors contributing cash to the Company will be compensated either through the issuance of stock or through the execution of Promissory Notes.

         Management also intends to make the Company available for combination with other businesses. While no such combination is currently contemplated, the combination of the Company with another business could be more advantageous to the Company and its shareholders than the continued operation of the Company's current line of business. If a suitable combination is not available, management intends to continue the Company's operations as described above.

--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------


(a) Principal Plants and Property and Description of Real Estate and Operating Data.

         The Company's executive offices are located. and substantially all of its operating activities are conducted from, office space at 8361 E. Evans Road, Suite 105, Scottsdale, Arizona 85260, telephone (602) 607-7243. The Company maintains its statutory office at 50 West Liberty Street, Reno, Nevada 89501, telephone (775) 322- 0626. The Company does not own any real estate.

(b)      Investment Policies

         The Company's plan of operations is focused on the development of research- related services described in Item (1) of this part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         (1)      Investments in real estate or interests in real estate;
         (2)      Investments in real estate mortgages; or
         (3) Securities of or interests in persons primarily engaged in real estate activities.

--------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT
--------------------------------------------------------------------------------

(a)      5% Shareholders:

         The following information sets forth certain information as of March 31, 2000 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:

                        (2)
(1)               Name and Address                    (3)             (4)
Title             of Beneficial              Amount and Nature of    Percent of
of Class          Owner                      Beneficial Ownership    Class
--------          -----                      --------------------    -----

Common            Mark Riddle                        798,859         40%
                  8361 Evans Road
                  Suite 105
                  Scottsdale, Arizona 85260

                  Equity Redemption                  250,000         13%
                  9405 East Double Tree
                  Ranch Road, Suite 238
                  Scottsdale, Arizona 85260

                  Capital Recovery Corp.             250,000         13%
                  7900 East Princess Dr.
                  #1284
                  Scottsdale, Arizona 85225

                  John Courtney                      134,738         7%
                  14230 North 99th Street
                  Scottsdale, Arizona 85260

(b)      Security Ownership of Management:

                           (2)
(1)               Name and Address                     (3)            (4)
Title             of Beneficial              Amount and Nature of    Percent of
of Class          Owner                      Beneficial Ownership    Class
--------          -----                      --------------------    -----

Common            Mark Riddle                        798,859         40%
                  8361 Evans Road
                  Suite 105
                  Scottsdale, Arizona 85260

Common            Tiffany Zuzu                       500,0001        26%

                  All Directors and                  1,298,859       66%

                  Officers as a Group

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

--------------------------------------
         (1) 250,000 of these shares are registered in the name of Capital Recovery Corp., a corporation in which Ms. Zuzu maintains a controlling interest. The remaining 250,000 shares are registered in the name of Equity Redemption, Inc., a corporation in which Ms. Zuzu maintains a controlling interest.

--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------

(a)  Directors and Executive Officers

         As of March 31, 2000, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                       Period Served As
Name               Age      Position                   Director*
----               ---      --------                   ---------

Mark Riddle         37      President and              Jan. 1997 to present
                            Director

Tiffany Zuzu        30      Secretary,                 Aug.1998 to present
                            Treasurer
                            And Director

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

         Mark Riddle, age 37, is the President and a Director of Micron Solutions, Inc.. From 1979 ro 1991, Mr. Riddle was employed by Oil Well Perforators as a Service Engineer and District Manager. In 1991, he formed International Recovery Group, a company specializing in locating owners of unclaimed and undeliverable property. Mr. Riddle is currently the President and C.E.O. of International Recovery Group. He is also a private investigator licensed by the States of Arizona and Wyoming.

         Tiffany Zuzu, age 30, is the Secretary, Treasurer and a Director of Micron Solutions, Inc. She was employed by Capital Tracing Inc. From 1987 to 1990, serving the apprenticeship required by the State of Arizona in order to be licensed as a private investigator. She is the owner of Tiffany Tracing Co., a private investigative firm and President and a director of Equity Redemption Co., a firm that specializes in locating lost and/or missing shareholders of publicly held companies. These firms were formed in 1991 by Ms. Zuzu and have been a successful venture for her to date. She intends to continue her relationship with these companies in the future.

(c)      Directors of Other Reporting Companies:

         None of the directors are directors of other reporting companies.

(d)      Employees:

         The officers and directors who are identified above are significant employees of the Company.

(e)      Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The Company has not compensated its management in the last three years due to the fact that the Company has not been engaged in business since 1990. However, the following table sets forth information about compensation paid or accrued during the years ended December 31, 1999, 1998 and 1997 to the Company's officers and directors. None of the Company's Executive Officers earned more than $100,000 during the years ended December 31, 1999, 1998 and 1997.

                           Summary Compensation Table

                                                         Long Term Compensation
                                                         ----------------------
                   Annual Compensation         Awards                          Payouts
                   -------------------      ------------                      ---------
                                           (e)                    (g)
                                          Other       (f)       Securities            (i)
 (a)                                      Annual    Restricted  Under-       (h)     Other
Name and                    (c)     (d)   Compen-   Stock       Lying        LTIP    Compen-
Principal          (b)    Salary   Bonus  sation    Awards      Options/     Payouts sation
Position           Year   $        ($)     ($)       ($)        SARs(#)       ($)      ($)
--------          ------  ------   -----  ------    -----       --------     ------   ----
Mark Riddle
President         1999    $None   $ None  $ None    $ None      None          None    None
and Director      1998    $None   $ None  $ None    $ None      None          None    None
                  1997    $None   $ None  $ None    $ None      None          None    None
Tiffany Zuzu
Secretary,        1999    $None   $ None  $ None    $ None      None          None    None
Treasurer,        1998    $None   $ None  $ None    $ none      None          None    None
and Director      1997    $None   $ None  $ None    $ None      None          None    None




--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         On or about May 18, 1998, the Company issued a total of 500 shares of its common stock to Mark Riddle in exchange for services to the corporation which consisted of assisting in the formation of Micron Solutions, Inc. and the payment of some of the expenses attached thereto. The number of shares were arbitrarily determined and carry a value of $0.50 on the Company's balance sheet. Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 18, 1998, the Company issued a total of 500 shares of its common stock to John J. Badger in exchange for services to the corporation which consisted of assisting in the formation of Micron Solutions, Inc. and the payment of some expenses attached thereto. The number of shares were arbitrarily determined and carry a value of $0.50 on the Company's balance sheet. Such shares were issued pursuant to the exemption from registration contained in
Section 4(2) of the Securities Act of 1933, as amended.

--------------------------------------------------------------------------------
ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
--------------------------------------------------------------------------------

         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. On March 31, 2000, there were 1,982,600 shares of stock issued and outstanding.

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of all debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of common stock, par value $0.001 per share. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through March 31, 2000, the Company had issued 1,982,600 shares of stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

         Voting Rights. Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.

PART II

--------------------------------------------------------------------------------
ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S
                  COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

Market Information:

         There is no market for the Company's common stock. The Company intends to apply for a listing of its shares on the OTC Bulletin Board system once its reporting obligation filings are current. It is management's understanding that the Company's shares cannot be traded on the OTC Bulletin Board until the Company is current with all of reporting obligations. There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

         There were approximately 404 holders of record of the Company's common stock as of March 31, 2000.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation.

--------------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountant is W. Dale McGhie, Town & Country Plaza, 1539 Vasser Street, Reno, Nevada 89502.

--------------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         On or about May 18, 1998, the Company issued a total of 500 shares of its common stock to Mark Riddle in exchange for services to the corporation which consisted of assisting in the formation of Micron Solutions, Inc. and the payment of some of the expenses attached thereto. The number of shares were arbitrarily determined and carry a value of $0.50 on the Company's balance sheet. Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 18, 1998, the Company issued a total of 500 shares of its common stock to John J. Badger in exchange for services to the corporation which consisted of assisting in the formation of Micron Solutions, Inc. and the payment of some expenses attached thereto. The number of shares were arbitrarily determined and carry a value of $0.50 on the Company's balance sheet. Such shares were issued pursuant to the exemption from registration contained in
Section 4(2) of the Securities Act of 1933, as amended.

--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

--------------------------------------------------------------------------------
Financial Statements
--------------------------------------------------------------------------------

         The following financial statements and pro forma information are filed with this Form 10-SB:

                            MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

         FINANCIAL STATEMENTS OF DECEMBER 31, 1999, 1998 ,1997 AND 1996

                             MICRON SOLUTIONS, INC.
                                TABLE OF CONTENTS

                                                                  Page
                                                                   No.
                                                                 ------
ACCOUNTANT'S AUDIT REPORT                                          F-2

FINANCIAL STATEMENTS

         Balance Sheets                                            F-3

         Statements of Operations                                  F-4

         Statements of Changes in Stockholder's Equity          F-5 - F-6

         Statements of Cash Flows                                  F-7

NOTES TO FINANCIAL STATEMENTS                                  F-13 - F-14

DALE Mcghie                                          Town & Country Plaza
CERTIFIED PUBLIC ACCOUNTANT                   1539 Vassar St. Reno, Nevada 89502
                                                      Tel: 702-332-7744
                                                      Fax: 702-332-7747


To the Board of  Directors
Micron Solutions,  Inc.
Reno, NV

                            ACCOUNTANT'S AUDIT REPORT

I have audited the accompanying balance sheets of Micron Solutions, Inc. as (a development stage company) for the years ended December 31, 1999, 1998, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the four years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Micron Solutions, Inc. as of year ending December 31, 1999 and years ended December 31, 1998, 1997 and 1996, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, as discussed in Note 2 to the financial statement. The Company is currently dormant and has no productive assets. The financial statements do not include any adjustments that might result in a negative outcome as a result of this uncertainty.


/s/Dale McGhie
--------------
Dale McGhie
Reno, Nevada
January 7, 2000



                             MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                  AS OF DECEMBER 31, 1999, 1998 ,1997 and 1996

                                     ASSETS

                                                           1999      1998         1997       1996
                                                        --------    --------    --------   --------
CURRENT ASSETS

        Cash                                            $  7,160    $  1,932    $   --     $   --
PROPERTY AND EQUIPMENT
        Website                                              980
OTHER ASSETS
        Organizational Costs                                --        12,026      10,826       --
                                                        --------    --------    --------   --------

                                                        $  8,140    $ 13,958    $ 10,826   $   --
                                                        ========    ========    ========   ========



                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
        Accounts payable                                $   --      $   --      $  1,650   $   --
                                                        --------    --------    --------   --------
STOCKHOLDER'S EQUITY
        Common Stock; $0.001 par
         value, 100,000,000 shares
        authorized; issued and outstanding
        1,982,600 shares in 1998, and
        1997 and 981,600 in 1996                           1,983       1,983       1,983        982
        Paid in Capital                                   29,396      12,043       7,193       (982)
        Deficit accumulated during
        the development  stage                           (23,239)        (68)       --         --
                                                        --------    --------    --------   --------
                                                           8,140      13,958       9,176       --
                                                        --------    --------    --------   --------
                                                        $  8,140    $ 13,958    $ 10,826   $   --
                                                        ========    ========    ========   ========


        The accompany notes are an integral part of these financial statements



                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
           FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, 1997 NAND 1996

                                                                                                            Inception of
                                                                                                              Development

                                                                                                               Stage to

                                           1999            1998             1997               1996             Sep-99
                                       -------------  ---------------  ----------------  -----------------  ----------------

REVENUE                                $           -  $             -  $              -  $           -      $              -
                                       -------------  ---------------  ----------------  -----------------  ----------------
OPERATING COSTS AND
 EXPENSES

        Legal & Professional                  11,053                -                 -                  -            11,053
        Organizational Costs                  12,026                -                 -                  -            12,026
        Bank Fees                                 92               68                 -                  -               160
                                       -------------  ---------------  ----------------  -----------------  ----------------
        Net Income (Loss)              $     (23,171) $           (68) $              -  $           -      $        (23,239)
                                       =============  ===============  ================  =================  ================
        (Loss) per share               $   (NIL)      $          (NIL)              NIL            NIL      $           (NIL)
                                       =============  ===============  ================  =================  ================



     The accompany notes are an integral part of these financial statements

                             MICRON SOLUTIONS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
           FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, 1997 AND 1996



                                                                                                       Deficit
                                        Common   Stocks                                            Accumulation
                                    ------------------------------    Paid in     Retained            through
                                       Issued          Amount         Capital     Earnings       Development Stage
                                     ----------      ----------      ----------  ----------      -----------------

Balance December 31,
1995                                  4,908,002    $    24,540    $ 1,921,690    $(2,486,325)        $    --

Write off Liabilities  note 1                                                    $   540,094              --
Reverse stock split of
five shares surrendered
for one share issued                 (3,925,402)       (23,559)        23,559           --                --
Quasi - reorganization - note 1          --             --         (1,946,231)     1,946,231

Net (Loss) for the year
ending December 31,
1996                                     --             --             --             --                  --
                                     ----------      ----------      ----------  ----------           ----------
Balance December 31
1996                                    982,600            981           (982)        --                  --

Issue of shares in Micron                 1,000              1          9,175         --                  --
Solutions, Inc for cost
Issue of shares in Shillelagh
for services, no value                1,000,000          1,000         (1,000)        --                  --
Net (Loss) for the  year
  ending December 31,
1997                                     --             --               --           --                  --
                                     ----------      ----------      ----------  ----------           ----------
Balance December 31,
1997                                  1,982,600          1,982          7,193         --                  --




    The accompanying notes are an integral part of these financial statements


                             MICRON SOLUTIONS, INC.
                         (A DEVELOPMENTS STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
           FOR THE YEARS ENDED DECEMBEER 31, 1999, 1998,1997,AND 1996

CONTINUED


                                                                                                           Deficit
                                                    Common   Stocks                                      Accumulation
                                            ------------------------------     Paid in     Retained         through
                                                Issued          Amount         Capital     Earnings     Development Stage
                                             ----------      ----------      ----------  ----------     -----------------

Contributed Capital                              --              --               4,850        --                --
Net  (loss) for the year
ending December 31,
1998                                             --              --                --          --                  (68)
                                             ---------       ---------        ---------   --------            ---------

Balance December 31,
1998                                         1,982,600           1,982           12,043        --                --
Contributed Capital                             --               --               17353        --                --
Net  (loss) for the year
ending December 31,
1999                                            --               --                --          --              (23,171)
                                            ---------        ---------       ---------    ---------           ---------
Balance  September 30,
1999                                         1,982,600       $   1,982       $   29,396   $    --            $ (23,239)
                                             =========       =========       ==========   ==========         ==========


    The accompanying notes are an integral part of these financial statements


                             MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1999, 1998,1997, AND 1996
                                                                                                   Inception of
                                                                                                    development
                                                                                                      stage to
                                                   1999          1998       1997       1996         Sept. 1999
                                                 --------     --------    --------    --------   ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
        Net Loss                                 $(23,171)   $    (68)   $   --      $   --          $(22,167)
        Adjustments to reconcile net loss
        to net cash used by operating
        activities:
        Net (Increase) Decrease in                                                                       --
        Organizational Costs - Note 1              12,026      (1,200)    (10,826)       --              --
        Increase (Decrease)
        in Accounts Payable                                     (1,650)      1,650        --              150
                                                 --------     --------    --------    --------       --------
        Net Cash provided (used) by
        operating Activities                      (12,124)      (2,918)     (9,176)       --           (22,017)
                                                 --------     --------    --------    --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Sale of Capital Stock and
        amounts contributed to capital             17,353       4,850       9,176        --            31,379
                                                 --------    --------    --------     --------       --------
        Net cash provided by
          Financing Activities                     17,353       4,850       9,176        --            31,379
                                                  --------    --------   --------     --------       --------
        Increase in Cash                            5,228       1,932        --          --             9,362

        Cash and Cash Equivalents,
        beginning of year                           1,932        --          --          --              --
                                                 --------    --------    --------   --------         --------
        Cash and Cash Equivalents,
          end of year                            $  7,160    $  1,932    $   --      $   --          $  9,362
                                                 ========    ========    ========   ========         ========






    The accompanying notes are an integral part of these financial statements


                             MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
          AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998 ,1997 and 1996

                                     ASSETS
                                                        Sept, 30
                                                           1999      1998         1997       1996
                                                        --------    --------    --------   --------

CURRENT ASSETS
        Cash                                           $  9,362     $   1,932   $   --      $   --
OTHER ASSETS
        Organizational Costs                                --         12,026      10,826       --
                                                       ---------     --------    --------    --------
                                                       $ 9,362      $ 13,958    $ 10,826     $  --
                                                       =========     ========    ========    ========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
        Accounts payable                               $    150     $   --      $  1,650     $  --
STOCKHOLDER'S EQUITY
        Common Stock; $0.001 par
         value, 100,000,000 shares
        authorized; issued and outstanding
        1,982,600 shares in 1998, and
        1997 and 981,600 in 1996                          1,983       1,983       1,983            982
        Paid in Capital                                  29,396      12,043       7,193           (982)
        Deficit accumulated during
        the development  stage                          (23,167)        (68)       --            --
                                                       --------    --------    --------      --------
                                                          9,212      13,958       9,176          --
                                                       --------    --------    --------      --------
                                                       $  9,362    $ 13,958    $ 10,826      $   --
                                                       ========    ========    ========      ========


    The accompany notes are an integral part of these financial statements


                             MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
              AND THE YEARS ENDED DECEMBER 31, 1998 ,1997 and 1996
                                                                                                            Inception of
                                                                                                              Development
                                          30-Sep                                                               Stage to
                                           1999            1998             1997               1996             Sep-99
                                       -------------  ---------------  ----------------  -----------------  ----------------
REVENUE                                $           -  $             -  $              -  $               -  $              -
                                       -------------  ---------------  ----------------  -----------------  ----------------
OPERATING COSTS AND
 EXPENSES
        Legal & Professional                 10,003                 -                 -                  -            10,003
        Organizational Costs                 12,026                 -                 -                  -            12,026
        Bank Fees                                70                68                 -                  -               138
                                       -------------  ---------------  ----------------  -----------------  ----------------
        Net Income (Loss)                  $(22,099)   $          (68) $              -  $               -  $        (22,167)
                                       =============  ===============  ================  =================  ================
        (Loss) per share                   $ (0.011)              NIL               NIL                NIL               NIL
                                       =============  ===============  ================  =================  ================

     The accompany notes are an integral part of these financial statements


                             MICRON SOLUTIONS, INC.
                         (A DEVELOPMENTAL STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
               AND THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                                                       Deficit
                                        Common   Stocks                                            Accumulation
                                    ------------------------------    Paid in     Retained            through
                                       Issued          Amount         Capital     Earnings       Development Stage
                                     ----------      ----------      ----------  ----------      -----------------
Balance December 31,
1995                                  4,908,002    $    24,540    $ 1,921,690    $(2,486,325)        $    --
Write off Liabilities  note 1                                                    $   540,094              --
Reverse stock split of
five shares surrendered
for one share issued                 (3,925,402)       (23,559)        23,559           --                --
Quasi - reorganization - note 1          --             --         (1,946,231)     1,946,231
Net (Loss) for the year
ending December 31,
1996                                     --             --             --             --                  --
                                     ----------      ----------      ----------  ----------           ----------

Balance December 31
1996                                    982,600            981           (982)        --                  --
Issue of shares in Micron                 1,000              1          9,175         --                  --
Solutions, Inc for cost
Issue of shares in Shillelagh
for services, no value                1,000,000          1,000         (1,000)        --                  --
Net (Loss) for the  year
  ending December 31,
1997                                     --             --               --           --                   --
                                     ----------      ----------      ----------  ----------           ----------
Balance December 31,
1997                                  1,982,600          1,982          7,194         --                   --
                                         --             --              4,850         --                   --
Net (loss) for the year
ending December 31
1998                                     --             --               --           --                     (68)
                                     ----------      ----------      ----------  ----------           ----------
Balance December 31,
1998                                  1,983,600      $    1,982      $   12,044  $    --              $      (68)



    The accompanying notes are an integral part of these financial statements


                             MICRON SOLUTIONS, INC.
                         (A DEVELOPMENTS STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
               AND THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996

CONTINUED

                                                                                                             Deficit
                                               Common   Stocks                                            Accumulation
                                          ------------------------------     Paid in     Retained            through
                                              Issued          Amount         Capital     Earnings       Development Stage
                                            ----------      ----------      ----------  ----------      -----------------
Contributed Capital                              --              --            17,353            --            --
Net (loss) for the
9 months ended
 September 30, 1999                              --              --              --               --        (22,099)
                                            ----------      ----------      ----------        ---------     ----------
Balance  September 30,
   1999                                      1,982,600      $   1,982       $   29,397       $    --      $ (22,167)
                                            ==========      =========       ==========       ==========     ==========



      The accompanying notes are an integral part of these financial statements




                             MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999,
              AND THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                                                                                   Inception of
                                                                                                    development
                                                 Sept 30,                                             stage to
                                                   1999          1998       1997       1996         Sept. 1999
                                                 --------     --------    --------    --------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net Loss                                 $(22,099)   $    (68)   $   --      $   --          $(22,167)
        Adjustments to reconcile net loss
        to net cash used by operating
        activities:
        Net (Increase) Decrease in                                                                       --
        Organizational Costs - Note 1              12,026      (1,200)    (10,826)       --              --

        Increase (Decrease)
        in Accounts Payable                           150       (1,650)      1,650        --              150
                                                 --------     --------    --------    --------       --------
        Net Cash provided (used) by
        operating Activities                       (9,923)     (2,918)     (9,176)       --           (22,017)
                                                 --------     --------    --------    --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Sale of Capital Stock and
        amounts contributed to capital             17,353       4,850       9,176        --            31,379
                                                 --------    --------    --------     --------       --------
        Net cash provided by
          Financing Activities                     17,353       4,850       9,176        --            31,379
                                                  --------    --------   --------     --------       --------
        Increase in Cash                            7,430       1,932        --          --             9,362
        Cash and Cash Equivalents,
        beginning of year                           1,932        --          --          --              --
                                                 --------    --------    --------   --------         --------
        Cash and Cash Equivalents,
          end of year                            $  9,362    $  1,932    $   --      $   --          $  9,362
                                                 ========    ========    ========   ========         ========


    The accompanying notes are an integral part of these financial statements

                             MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, 1997 AND 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND HISTORY:

Micron Solutions Inc., (Micron) was formed on September 5, 1997 as a Nevada corporation in order to complete a merger with Shillelagh Ventures, Chartered (Shillelagh), both corporations have been inactive except for spending on reorganization costs during 1997 and 1998. Micron Solutions Inc., is the surviving company. Shillelagh Ventures, Chartered was an active holding company until 1991 at which time they ceased operations on August 31, 1991 Shillelagh showed liabilities totaling $340,031. Management believes these liabilities no longer are valid and the statute of limitations have caused them to be uncollectable and they were written off.

On the ninth of September, 1997, the shareholders of Shillelagh exchanged five shares of its $.005 par value common stock for each one share of Micron $.001 par value common stock. The shareholders then voted to reorganize and through a Quasi-reorganization eliminated its deficit retained earnings.

NATURE OF BUSINESS:

The Company provides specialized services directed to the investment community, (such as researchers) and also to the general public through the internet..

ASSETS AND LIABILITIES:

To the best of management's knowledge, there are no assets or liabilities within the company, except those acquired in 1997,1998 and 1999 in order to affect the reorganization.

USE OF ESTIMATES:

The preparation of financial statements in conformity with general accepted accounting principals require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

ORGANIZATION COSTS:

The Company has adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-UP Activities" issued in April 1998 by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. Pursuant to SOP 98-5, Organizational costs were expensed in 1999.

EARNINGS PER SHARE:

The earnings per share calculation are based on the weighted average number of shares outstanding during the period, 1,982,600 in 1999, 1998, and 1997., and 982,600 in 1996

INCOME TAX:

Due to no earnings as of December 31, 1999, no provision for Federal income taxes has been made.

DIVIDEND POLICY:

The Company has not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

                             MICRON SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
           AS OF SEPTEMBER 30, 1999, DECEMBER 31, 1998, 1997 AND 1996

NOTE 1 - CONTINUED

PROPERTY AND EQUIPMENT

Property and equipment consists of a Website , whcigh shall be depreciated over a period of five years using the straight line method.

NOTE 2 - GOING CONCERN

As discussed in Note 1, the company has been in a dormant stage since 1991. The company has no productive asset and may have prior unknown liabilities. The company plans include infusing capital. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. These factors raise concern about the company's ability to continue as a going concern.

NOTE 3 - NET OPERATING LOSS CARRY FORWARD

Because of the change in ownership and the value of Shillelagh the net operating loss carry forward prior to 1997 will be negligible. Net operating losses occurring in 1999 and 1998 can be carried forward to be used against future earnings for a 15 year period.

PART III

--------------------------------------------------------------------------------
ITEM 1.  Index to Exhibits
--------------------------------------------------------------------------------

         The following exhibits are filed with this Form 10-SB:

Assigned
Number       Description
------       -----------
(2)          Plan of acquisition, reorganization, arrangement, liquid, or
             succession:      None

(3)(ii)      By-laws of the Company: Included

(4)          Instruments defining the rights of holders including indentures:
             None

(9)          Voting Trust Agreement:   None

(10)         Material Contracts: None

(11)         Statement regarding computation of per share earnings:
             Computations can be determined from financial statements.

(16)         Letter on change in certifying accountant: None

(21)         Subsidiaries of the registrant:   None

(24)         Power of Attorney:   None

(27)         Financial Data Schedule:   Included

(99)         Additional Exhibits:   None

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   April  ____, 2000.

                                       MICRON SOLUTIONS, INC.



                                       By /s/ Mark Riddle
                                          ---------------
                                          Mark Riddle
                                          President

                                      -20-